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                              October 16, 2023

       Par Chadha
       Executive Chairman
       Exela Technologies, Inc.
       2701 E. Grauwyler Rd.
       Irving, TX 75061

                                                        Re: Exela Technologies,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 3, 2023
                                                            Form 8-K Filed
August 14, 2023
                                                            Response dated
October 4, 2023
                                                            File No. 001-36788

       Dear Par Chadha:

              We have reviewed your October 4, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 6, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Note Regarding Non-GAAP Financial Measures, page 51

   1. We note your response to comment 1. Please quantify for us the amount for each of the categories included in
this adjustment for the years provided. Please distinguish for us the amounts that represent
optimization costs from amounts for restructuring costs. Please further explain why
contract costs, productivity improvement initiatives in process transformation and
customer transformation costs are not critical to your operations, revenue generating
activities and business strategy and thus represent normal, recurring, cash operating expenses
necessary to operate your business. Also, please explain to us the difference in
post-merger or acquisition integration costs included in this line item from
 Par Chadha
Exela Technologies, Inc.
October 16, 2023
Page 2
         transaction and integration costs included in the line item related to endnote (2). Refer to
         Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure
         Interpretations.
2. We note your response to comment 2. Please reconcile for us the amount of network outage costs included in your adjustment to the amount disclosed on page 82 for network outage. Please tell us your consideration of reducing the costs included in your adjustment by the insurance recoveries for those costs. Refer to Question 100.03 of the
         Non-GAAP Financial Measures Compliance and Disclosure Interpretations. In addition, for amounts related to relocation and all other costs, please tell us how you determined that these costs are not normal, recurring, cash operating expenses. Refer to Question
         100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations
Form 8-K Filed August 14, 2023
Exhibit 99.1, page 99

3. We note your response to comment 4. The most directly comparable corresponding
         GAAP measure to Contribution Margin is GAAP Gross Profit. Please revise future filings accordingly.
       Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNamePar Chadha                                   Sincerely,
Comapany NameExela Technologies, Inc.
                                                               Division of
Corporation Finance
October 16, 2023 Page 2                                        Office of Trade
& Services
FirstName LastName